UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 000-51380

Silicon Motion Technology Corporation

(Exact name of Registrant as specified in its charter)

Flat C, 19/F, Wing Cheong Commercial Building

Nos 19-25 Jervois Street

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Exhibit No.	Description

99.1	Press Release issued by the Company on April 25, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICON MOTION TECHNOLOGY CORPORATION
Date: April 25, 2025

	By:	/s/ Jason Tsai
	Name:	Jason Tsai
	Title:	Chief Financial Officer

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